Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-276068, No. 333-276068-01 and 333-276068-02) and in the Registration Statements on Form S-8 (No. 333-262396 and No. 333-272192) of Shell plc of our reports dated March 13, 2024, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Shell plc, included in this Form 20-F for the year ended December 31, 2023.

/s/ Ernst & Young LLP
London, United Kingdom
March 13, 2024